    GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      APRIL 30, 1995


NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

         In March, 1995, authorized Class A Common Stock was increased from 16,000,000 shares to 32,000,000 shares and Class B Common Stock from 8,640,000 shares to 17,280,000 shares. At the same time, all issued shares were split two-for-one.

         Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in default. There is no cumulative voting. The Company has acquired 14,290,720 shares of Class A and Class B Common Stock for treasury at a cost of $39,396,296 which was appropriately charged against earnings retained for use in the business. Included in the above are 51,280 shares of Class B Common Stock acquired in fiscal 1995 for $1,267,000.

NOTE 2 - DIVIDENDS PER SHARE

         The following dividends per share were paid during the period indicated, adjusted for two-for-one stock split:
                                Three Months Ended       Six Months Ended
                                     April 30,              April 30,
                                   1995     1994          1995     1994
             Class A Common Stock  $.06     $.04          $.28     $.22
             Class B Common Stock  $.09     $.06          $.41     $.32

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

         Net income per share was calculated using the following number of shares for the periods presented:
                                  Three Months Ended      Six Months Ended
                                        April 30,             April 30,

         Class A Common Stock      10,873,172 shares      10,873,172 shares
         Class B Common Stock      13,285,823 shares      13,295,697 shares

NOTE 4 - INVENTORIES

         Inventories are comprised principally of raw materials.


MANAGEMENT'S DISCUSSION AND ANALYSIS


Liquidity and Capital Resources

         As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1994 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

         As discussed in the 1994 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

         The current ratio as of April 30, 1995 is an indication of the continuation of the Company's strong liquidity.

         Capital expenditures were $17,231,000 during the six months ended April 30, 1995. These capital expenditures were principally needed to replace and improve equipment.

         As disclosed in the 1994 Annual Report, a subsidiary of the Company has a commitment to build a manufacturing plant in Michigan. In addition to this plant, the Company has outstanding purchase commitments for capital expenditures of approximately $19,000,000.


Results of Operations

         Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 6-month periods ended April 30, 1995 and April 30, 1994.

         Net sales increased 32% during the current period compared to the
previous period.   This increase was principally the result of increases in
the containerboard segment, which was significantly affected by increased sales prices resulting from shortages in containerboard and related products. In addition, the shipping containers segment contributed to the increase due to an increase in unit sales and higher sales prices resulting from the increase in cost of the Company's raw materials.

         The gain on sales of timber and timber properties increased due to the sale of timber properties to the U.S. Forest Service and more salvage timber sales. Also, the sales prices for timber were higher as compared to the previous period.

         The cost of products sold as a percentage of sales decreased from 84% in 1994 to 79% in 1995. This decrease was largely the result of a higher percent of the net sales being comprised of the containerboard and related products segment, which has a higher gross profit margin than the Company's other segment. This decrease was partially offset by an increase in the cost of the Company's raw materials.


Financial Position

         The balance in inventories is higher at April 30, 1995 compared to October 31, 1994. This increase is to support the higher volume of sales that the Company is experiencing this year. In addition, the higher cost of raw materials contributed to this increase in inventories.

         Long term obligations are lower at April 30, 1995 compared to October 31, 1994 due to pre-payment of long term debt. The decrease caused by this pre-payment was partially offset by additional long term debt which was incurred to build a manufacturing plant in Michigan.



                         PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings not covered by insurance.

         As disclosed in the 1994 Form 10-K, there is a pollution situation at the Company's plant in Winfield, Kansas. During the quarter ended April 30, 1995, there were numerous meetings and discussions concerning this matter which have caused management to conclude that a reserve is warranted. As such, a reserve for $2,000,000 has been recorded by the Company as of April 30, 1995.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a.)Exhibits.
             None.

         (b.)Reports on Form 8-K.
             No events occurred requiring Form 8-K to be filed.



                                OTHER COMMENTS

         The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of April 30, 1995, the consolidated statement of income for the 6-month periods ended April 30, 1995 and 1994, and the consolidated statement of cash flows for the 6-month periods then ended.
These financial statements are unaudited; however, at year end an audit will be made for the fiscal year by independent certified public accountants.



                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    Greif Bros. Corporation



                                                          (Registrant)





Date        June 12, 1995                           John K. Dieker
                                                    Controller